                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                     North American Technologies Group, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    657193207
                                 (CUSIP Number)

            Bruce H. Hallett, 2001 Bryan Street, Suite 3000, Dallas,
                           Texas 75201; (214) 922-4120
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 27, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Schedule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 657193207                                                  Page 2 of 6

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
     1    Name of Reporting Person SS. or I.R.S. Identification No. of Above
          Person

                             Avalanche Resources, Ltd.
--------------------------------------------------------------------------------
     2    Check the Appropriate Box if a Member of a Group
          (a) [ ]
          (b) [ ]

--------------------------------------------------------------------------------
     3    SEC Use Only

--------------------------------------------------------------------------------
     4    Source of Funds

                                WC
--------------------------------------------------------------------------------
     5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)    [ ]

--------------------------------------------------------------------------------
     6    Citizenship or Place of Organization
                                       Texas
--------------------------------------------------------------------------------
                        7      Sole Voting Power
                                                          29,737,500 shares
Number of               --------------------------------------------------------
Shares                  8      Shared Voting Power
Beneficially                                                       0
Owned by                --------------------------------------------------------
Each Reporting          9      Sole Dispositive Power
Person With                                               29,737,500 shares
                        --------------------------------------------------------
                        10     Shared Dispositive Power
                                                                   0
--------------------------------------------------------------------------------
     11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                                           29,737,500
--------------------------------------------------------------------------------
     12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]

--------------------------------------------------------------------------------
     13   Percent of Class Represented by Amount in Row (11)

                                                             81.4%
--------------------------------------------------------------------------------
     14   Type of Reporting Person
                                                               PN
--------------------------------------------------------------------------------



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CUSIP NO. 657193207                                                  Page 3 of 6


Item 1. Security and Issuer.

     This statement relates to the Common Stock, par value $.001, of North American Technologies Group, Inc. (the "Company") and amends the original filing by Avalanche Resources, Ltd. ("Avalanche") on Schedule 13D relating to the purchase of 1,000,000 shares (the "Shares") of Common Stock of the Company on September 29, 2000.

Item 4. Purpose of Transaction.

     On October 2, 2001, Avalanche entered into a Securities Purchase Agreement ("Securities Purchase Agreement") with the Company providing for the issuance of Common Stock of the Company to Avalanche, subject to certain conditions, all as more particularly described in the Company's Report on Form 8-K dated October 17, 2001 and its proxy statement dated November 27, 2001 (the "Proxy Statement"). On December 27, 2001, the shareholders of the Company approved the transactions contemplated by the Securities Purchase Agreement, and an aggregate of 28,635,700 shares of Common Stock of the Company were issued to Avalanche in consideration of Avalanche providing $2.5 million of funding to the Company, or $.09 per share.

     As a result of the transactions contemplated by the Securities Purchase Agreement and as more particularly described in the Proxy Statement, the Company's capitalization was materially changed and Avalanche became the majority shareholder of the Company. Avalanche also was entitled to, and thereafter did, designate persons that would constitute a majority of the board of directors of the Company. These transactions have effectively impeded the acquisition of control of the Company by any party other than Avalanche.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date of this Amendment, Avalanche is the beneficial owner of an aggregate of 29,737,500 shares of Common Stock of the Company. Such number of shares represents approximately 81.4% of the total outstanding Common Stock of the Company (after giving effect to the assumed conversion of all outstanding convertible preferred stock), based upon the number of outstanding shares of Common Stock of the Company as of March 6, 2002 (as disclosed in the Company's Report on Form 10-KSB).

     (b) Avalanche has sole investment and dispositive power over the shares of Common Stock described in this Amendment.

     (c) On December 27, 2001, pursuant to the Securities Purchase Agreement and an aggregate of 28,635,700 shares of Common Stock of the Company were issued to Avalanche in consideration of Avalanche providing $2.5 million of funding to the Company, or $.09 per share.



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CUSIP NO. 657193207                                                  Page 4 of 6


     Since the date of the original filing on Schedule 13D, Avalanche also effected the following open market purchases of Common Stock of the Company through ordinary brokerage transactions:


Date              No. of Shares           Price Per Share
----              -------------           ---------------
10/18/01          5000                      0.86
10/19/01          1000                      0.90
10/19/01          1000                      0.95
10/19/01          1000                      1.00
10/19/01          1000                      1.05
10/26/01          500                       1.20

11/09/01          5500                      1.00
11/19/01          5500                      0.88
11/20/01          1000                      1.00
11/21/01          1500                      1.00
11/26/01          5500                      0.98
11/27/01          1000                      1.00
11/28/01          1000                      1.00

12/10/01          500                       0.96
12/11/01          1000                      0.92
12/12/01          2500                      0.95
12/13/01          7000                      0.95
12/14/01          500                       0.88
12/14/01          500                       1.00
12/18/01          2000                      0.80
12/20/01          100                       0.74
12/26/01          20500                     0.86

1/10/02           500                       0.71
1/14/02           1500                      0.73
1/15/02           2500                      0.758
1/16/02           10000                     0.79
1/17/02           2500                      0.824
1/18/02           17000                     0.905
1/22/02           5000                      0.9998
1/23/02           11500                     0.998
1/24/02           5000                      1.061
1/25/02           10500                     1.012
1/28/02           500                       1.05
1/29/02           5000                      0.981
1/30/92           500                       1.05
1/31/02           200                       1.05

2/04/02           5000                      0.948
2/05/02           200                       1.01
2/05/92           500                       1.04
2/11/02           500                       1.01
2/12/02           1500                      0.98
2/13/02           400                       0.995
2/14/02           200                       1.01
2/15/02           200                       1.01
2/21/02           200                       0.97
2/21/02           500                       0.97
2/22/02           200                       0.97
2/22/02           200                       0.97



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CUSIP NO. 657193207                                                  Page 5 of 6


2/25/02           1800                      0.907
2/26/02           900                       0.861
2/28/02           400                       0.97

3/04/02           200                       0.88
3/04/02           200                       0.88
3/04/02           200                       0.97
3/05/02           400                       0.97
3/08/02           400                       0.89


     Since the date of the original filing on Schedule 13D, Avalanche also effected the following open market sales of Common Stock of the Company through ordinary brokerage transactions:

Date              No. of Shares           Price Per Share
----              -------------           ---------------
7/12/01           7500                      1.00
7/18/01           1100                      1.04
7/26/01           5000                      0.76
7/26/01           1000                      0.88
7/27/01           5000                      0.66
7/27/01           5000                      0.67

8/14/01           5000                      0.76
8/22/01           20000                     0.68


Item 7. Material to be Filed as Exhibits.

1. Securities Purchase Agreement, dated October 2, 2001, by and between the Company and Avalanche (filed as Exhibit 10.1 to the Company's Report on Form 10-K dated October 17, 2001 and incorporated herein by reference).



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CUSIP NO. 657193207                                                  Page 6 of 6


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Avalanche Resources, Ltd.
By Avalanche Management Corporation, its general partner


By:  /s/ Kevin C. Maddox
         Kevin C. Maddox
         President

Date: April 22, 2002